GRAUBARD MILLER

405 LEXINGTON AVENUE

NEW YORK, NEW YORK 10174

FACSIMILE:	DIRECT DIAL:
(212) 818-8881	(212) 818-8638

August 28, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rhapsody Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 14, 2006
File No. 333-1345694

Dear Mr. Reynolds:

On behalf of Rhapsody Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 15, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to H. Yuna Peng.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.

We note your response to comment 3 from our letter of July 7, 2006. You indicate that the company and the underwriters agreed to value the offering based on “the previous transactional experience of the principals of the Company, as well as the underwriter’s evaluation of overall market conditions for similar transaction as the proposed offering, including their ability to solicit investors for an offering of this size.” Please

Mr. John Reynolds

August 28, 2006

provide, in the prospectus, the analyses for each of the factors you conducted in determining the value of this offering at $36 million.

We have revised the section titled “Underwriting” to include a new subsection captioned “Offering size” and included therein the factors considered in determining to value the offering at $36 million.

2.	Please include in the prospectus your legal analysis that was provided in your response to our prior comment 4 in your letter of July 14, 2006, as to whether the limitation of the corporate existence will allow the company not to comply with Section 275 of the Delaware General Corporation Law and avoid a shareholder vote regarding the company’s dissolution.

We have revised the disclosure in the Registration Statement to include our legal analysis that was provided in response to prior comment 4 as requested.

3.	We note the statement on page 7 that “if we have not consummated a business combination by , 2008 .. . . our corporate existence will cease by operation of law and we will promptly distribute only to our public stockholders the amount in our trust account (including any accrued interest) plus any remaining net assets.” Contrast this statement with the disclosure on page 33 and similar disclosure on page 11, that “[a]ccordingly, we would be required to provide for any claims of creditors known to us at that time prior to our distributing the funds in the trust account to our public stockholders.” Please revise the disclosure throughout the prospectus to be consistent with the disclosure on page 33 to the effect that creditor claims are required to be provided for prior to any distribution to the stockholders from the trust account.

Further noted in your disclosure on page 33, if the company complies with Section 281(b) of the DGCL, the company will be required to adopt a plan of distribution that “will provide for our payment . . . of (i) all existing claims (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years.” Your current disclosure regarding Section 281(b) of the DGCL does not appear to address all three categories of claims by creditors which may arise. Additionally, we note your disclosure on page 33 that “[w]e therefore believe that any necessary provision for creditors will be minimal and will not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders.” It appears that the company cannot predict with certainty: 1) potential claims or lawsuits that may be brought against the company; 2) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; 3) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and 4) the ability of Mr. Rosenfeld to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please substantially revise the summary, particularly the subsection “Liquidation if no business combination,” as well as all other related

Mr. John Reynolds

August 28, 2006

disclosure in the prospectus, to disclose the requirements of section 281(b) of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

We have revised the disclosure throughout the prospectus to be consistent with the disclosure on page 33 of the prospectus to the effect that creditor claims are required to be provided for by the Company prior to any distribution to the stockholders from the trust account. We have also revised the disclosure to address each section of 281(b). We have further revised the disclosure, particularly in the “Prospectus Summary” under the subheading “Liquidation if no business combination,” as well as elsewhere to disclose the requirements of Section 281(b) of the Delaware General Corporation Law and to reflect the risk to investors that the funds held in trust may be subject to claims of potential creditors which would reduce the amount of funds to be distributed to public stockholders upon the Company’s liquidation.

4.	We note your response to comment 5 from our letter of July 7, 2006. In regards to the waiver agreements that you plan to obtain from all vendors, service providers and prospective target businesses, please revise to disclose the effect that such waiver agreements may not be enforceable by operation of law.

We have revised the disclosure to indicate that the above-referenced waiver agreements may not be legally enforceable.

5.	We reissue comment 7 from our letter of July 7, 2006. We note the disclosure on page 10 that you have questioned Mr. Rosenfeld on his financial net worth and reviewed his financial information and the likelihood of him having any such obligations is minimal. However, we cannot locate a discussion of the financial ability of Mr. Rosenfeld to meet personal payment obligations to all vendors and prospective target businesses if he is required to do so. Please disclose.

We have revised the disclosure to indicate that the Company believes Mr. Rosenfeld will be able to satisfy any indemnification obligations that may arise.

Risk Factors, page 9

6.

Based on our review of your disclosure and underlying documents, it would appear that the ability to exercise the warrants will depend on the availability of a state exemption for the sale and that you do not undertake any responsibility to register these transactions in states beyond your initial filing. However, as there will be a secondary trading market in these warrants, it is conceivable that warrant holders may be in states where a registration statement will not be in effect and accordingly, based on their state of residence, the rights associated with their warrant may vary. Please include a separate risk factor discussing the state registration requirements, including

Mr. John Reynolds

August 28, 2006

a statement clarify in which states you will register (and which you will not) and stating the likely effect that this will have on the warrant holders.

We have revised the disclosure to include a new risk factor as requested.

7.	In risk factor 14 and in more detail in the “Conflicts of Interest” subsection, please disclose the individuals and their affiliations with other businesses in which they may have similar obligations for presenting business opportunities. Also indicate for each such business the priority and preference such business has relative to the company with respect to the performance of obligations and the presentation of business opportunities.

We have revised the above-referenced risk factor, as well as the “Conflicts of Interest” section, to indicate that while the Company’s officers and directors do not currently have any contractual obligations to present potential business combination opportunities to any other company, including other “blank check” companies, such individuals are affiliated with other businesses and as a result may have similar fiduciary obligations for presenting business opportunities to such entities as well as to the Company. However, as the specific affiliations of the Company’s officers and directors are set forth in detail in their biographies in the “Management” section, we respectfully do not believe setting forth such affiliations in detail in the risk factor is necessary. We have also revised the risk factor to indicate that while the Company does not believe such businesses would be evaluating the same type of potential target businesses as the Company would (as they are mainly operating companies with established operations), a situation could arise where the same target business could be an attractive acquisition candidate for the Company as well as one or more of such other businesses.

Use of Proceeds, page 20

8.	We note your response to our prior comment 19 and we reissue the comment. We were unable to locate in the prospectus the changes noted in your letter of July 14, 2006. Please explain why there are two separate line items for due diligence. Please explain which line item would be allocated to pay officers and directors or existing stockholders for due diligence. Please clearly indicate whether any of the reimbursements to stockholders will be for their payments to third parties for third parties’ performance of due diligence. Please reconcile theses expenses with the disclosure in the MD&A section.

In response to prior comment 19, we had revised the second line item in the “Use of Proceeds” section under the caption “Use of net proceeds not held in trust” to indicate that such expenses were third-party expenses attendant to the due diligence investigation, structuring and negotiation of a business combination. The fourth line item addresses expenses that may be incurred by officers, directors, existing stockholders and special advisors of the Company. We have revised the fourth line item in Amendment No. 2 to clarify the foregoing. We have made similar revisions to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Mr. John Reynolds

August 28, 2006

9.	We note your response to our prior comment 20 and we reissue the comment. Please discuss all possible uses of the proceeds held in trust if such funds are released to the company upon completion of a business combination. Please disclose whether any operating expenses or finders’ fees could be paid from the proceeds held in trust upon the release of the funds to the company, if the funds from the net proceeds not held in trust and the interest earned on the trust account were insufficient to cover all operating expenses and fees. Please reconcile this disclosure with the disclosure in the MD&A section.

We have revised the sections titled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide further potential uses of the proceeds held in trust if such funds are released to the Company upon completion of a business combination, as well as to indicate that the funds released from the trust account upon consummation of a business combination could also be used to repay any operating expenses or finders’ fees which the Company had incurred prior to the completion of a business combination if the funds available to it outside of the trust fund were insufficient to cover such expenses. Accordingly, we believe we now set forth all potentially known uses of the proceeds held in the trust account.

Sources of Target Businesses, page 29

10.	We partially reissue comment 24 from our letter of July 7, 2006. Please identify any affiliated entities in existence as of the date of the prospectus that may be considered as a business combination target.

We have revised the Registration Statement to indicate that there are no affiliated entities in existence as of the date of the prospectus that may be considered as a business combination target.

Description of Securities, page 48

Shares Eligible for Future Sale, page 51

11.	Please explain the basis for the Rule 144 sales after April 24, 2007 in light of the staff’s position in the letter to Ken Worm dated January 21, 2000.

We have revised the Registration Statement under the caption “Shares Eligible for Future Sale” to indicate that, notwithstanding Rule 144, the Company’s existing stockholders would be unable to use Rule 144 due to the Staff’s position set forth in the Ken Worm letter.

12.	Please provide the basis for the last two sentences of this section that Rule 144 would be available to the holders of the insider warrants with respect to their resale following a business combination. We may have further comment.

Mr. John Reynolds

August 28, 2006

We have revised the disclosure to remove the last two sentences in the section titled “SEC Position on Rule 144 Sales.”

May 17, 2006 Audited Financial Statements

Notes to Financial Statements

Note 2 – Proposed Public Offering, F-9

13.	Please revise your description of the warrants to be consistent with your revised warrant agreement. Please disclose that (i) in no event will you be required to net cash settle or cash settle the warrant exercise, (ii) the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants and (3) if a registration statement is not effective for the common stock underlying the warrants, the warrants may expire worthless. Accordingly, please revise your disclosure in Description of Securities starting on page 49.

We have revised the section titled “Description of Securities – Warrants” and Note 2 to the Financial Statements as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Eric S. Rosenfeld

David M. Nussbaum

Steven Levine

Robert J. Mittman, Esq.